Announcement of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2010

The Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to hold the annual general meeting of shareholders on March 24, 2011.

Key Details Relating to the Annual General Meeting of Shareholders of Woori Bank

•	Meeting Date and Time: March 24, 2011; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2010

2)	Approval of amendments to the Articles of Incorporation of Woori Bank

3)	Appointment of standing director of Woori Bank

4)	Appointment of outside directors who will serve as members of the Audit Committee

5)	Appointment of outside directors who will not serve as members of the Audit Committee

6)	Appointment of non-standing director of Woori Bank

7)	Appointment of the president and chief executive officer of Woori Bank

8)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Board of Directors’ Resolution Date: March 3, 2010

•	Agenda details

- Details regarding candidates for directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
- Current) Chairman & CEO, Woori Finance Holdings
- Representative director, Seoul Philharmonic Orchestra
- CEO, Woori Investment & Securities
- Advanced Innovative Management (AIM) Course, KAIST
	Feb. 2,	3 years /	- Masters of Business Administration, Korea University
Pal-Seung Lee	1944	Re-appointment	- Bachelor of Law, Korea University
Yong-Woo Kim	Nov.17, 1956	3 years /new appointment
- Current) Deputy Secretary General, The Board of Audit and
Inspection of Korea
- Inspector General, The Board of Audit and Inspection of Korea
- Chief of audit research institute, The Board of Audit and
Inspection of Korea
- Bachelor of Art (Economics), Yonsei University

- Details regarding candidates for outside directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Yong-Keun Lee	Apr.27, 1941	2 years /New appointment	- Governor, Financial Supervisory Service - Visiting Researcher, Columbia University - Advisor, Andersen Group Korea - Ph.D in Public Administration, Hanyang University

Chang-Ryul Baik	Mar.17, 1948	1 year / Re-appointment
- Current) Representative Director, Bizcom Management Consulting
- Representative Director, Hankyung Business Advisory
- Secretary General, Seoul Economic Forum
- Graduate School of Digital SME Business, Hansung University

Soong-Pyo Eun	Jul. 21, 1952	2 years /New appointment	- Current) Professor of Law & Police Science, Silla University Professor of Law, Yeungnam University - The Bank of Korea - Ph.D. in Law, University of Tubingen, Germany

Hee-Yul Chai	Jan.23, 1960	2 years /New appointment
- Current) Professor of Economics, Kyonggi university
- Associate Professor, University of Lille, France
- Non-Executive Director, Financial Services Commission
- Ph.D. in Economics, University of Paris X, France

- Details regarding candidates for Audit Committee members

Name	Term / Appointment
Yong-Woo Kim	3 year / New appointment

Soong-Pyo Eun	2 year / New appointment